UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRee L Holloway 678-954-4036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

5410 Trinity Rd, Suite 320	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LaRee L. Holloway _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
The Strategic Financial Alliance, Inc. _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



AaReeA Holloway
Signature

Vice President & Chief Financial Officer
Title

Nancy L Lanier
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

**Financial Statements
and Supplemental Information**

December 31, 2020

The Strategic Financial Alliance, Inc.

Contents
December 31, 2020

Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in stockholder' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, PLLC

We have served as the Company's auditor since 2015.

Raleigh, North Carolina
March 5, 2021

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	3,638,242
Deposits with clearing organization		100,000
Commissions receivable		1,472,200
Other receivables		137,777
Due from affiliate		230,764
Prepaid expenses		406,597
Right of use asset		1,894,176
Property and equipment, at cost less accumulated depreciation of $113,128		36,235
Total assets	$	7,915,991

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	361,148
Commissions payable		2,572,153
Due to Parent		206,518
Due to affiliates		25,762
Short-term note payable		368,641
Lease liability		2,021,508
Total liabilities		5,555,730

Stockholder's equity:

Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,868
Retained earnings		1,797,236
Total stockholder's equity		2,360,261
Total liabilities and stockholder's equity	$	7,915,991

The accompanying notes are an integral part of these financial

The Strategic Financial Alliance, Inc.

Statement of Income
For the Year Ended December 31, 2020

Revenue:		
Commissions	$	17,575,896
Asset management fees		9,777,127
Other income		4,506,300
Interest income		31,787
		31,891,110
Expenses:		
Commissions		16,036,064
Asset management fees		8,931,266
General and administrative		5,961,963
		30,929,293
Income before income taxes		961,817
Provision for income taxes		248,000
Net income	$	713,817

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2020	15,650	$ 157	$ 562,868	$ 1,933,419	$ 2,496,444
Dividends paid	-	-	-	(850,000)	(850,000)
Net income	-	-	-	713,817	713,817
Balance at December 31, 2020	15,650	$ 157	$ 562,868	$ 1,797,236	$ 2,360,261

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	713,817
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		43,236
Loss on disposal of fixed assets		12,095
Amortization of forgivable notes receivable		44,750
Amortization of right of use asset		24,991
Changes in assets and liabilities:		
Commissions receivables		(218,636)
Other receivables		41,614
Due to (from) affiliates		(217,858)
Prepaid expenses		6,424
Commissions payable		510,666
Accounts payable and accrued expenses		87,323
Net cash provided by operating activities		1,048,422
Cash flows from financing activities:		
Change in due to Parent		84,467
Dividends paid		(850,000)
Borrowings under short-term notes payable		449,446
Repayments of short-term notes payable		(396,681)
Net cash used in financing activities		(712,768)
Net increase in cash		335,654
Cash at beginning of period		3,302,588
Cash at end of period	$	3,638,242

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2020

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions: The Company receives commissions for the sale of various financial products to customers. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

The Company may derive ongoing revenue earned from private placement transactions that is recognized as earned on the terms of the underlying placement agreements and is based on the market value of the private placement investments. The Company meets its performance obligations at the time of placement, though fees are earned for the duration of each customer investment. Investment Trailing Fees are based as a percentage of market value (or net asset value) as of each month-end, thus a variable consideration which is recognized by the Company when such fees can be estimated with a high degree of certainty.

Asset management fees: The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based

on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Other income:
Registered representative fees: Revenue for representative fees are recognized on a weekly basis based on a set weekly fee schedule for all advisors and branch offices. Services are provided to members on an ongoing basis for the duration of their membership.

Marketing income: The company charges its sponsors for various marketing expenses and recognizes revenue as the performance obligations set forth in contracts with product sponsors are met. Contracts are of varying terms.

Conference revenue: Conference revenue is recognized on the date of the event or events which is deemed to be when the Company's performance obligation is met.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement. The Agreement requires a minimum balance of $100,000.

Repayable and Forgivable Notes Receivable from Registered Representatives

The company also makes selective loans to independent representatives. Each year, a portion of these loans may be forgiven (generally over a period of three to four years) as and when the representative meets requirements specified in the loans. Amortization expense for the forgiveness of the loans is recorded on a straight-line basis over the stated life of the loans. The loans, totaling $60,208 net of accumulated amortization, are included in other receivables on the Statement of Financial Condition. Amortization associated with these loans was $44,750 in 2020. As of December 31, 2020, no amounts are deemed to be uncollectible.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences if any, between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Right of Use Asset and Lease Liability

In February 2016, the Financial Accounting Standards Board ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The Company adopted this guidance on January 1, 2019 using the modified retrospective method and practical expedients for transition. Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, rent expense under a sublease dated April 30, 2014, as amended January 1, 2016 and January 1, 2019 (the Sublease), for estimated income taxes incurred by the Company and various other expenses. The Parent pays to the Company any insurance expenses paid by the Company and incurred by the Parent. Total amounts owed by the Company to the Parent at December 31, 2020 were $206,518 and expenses incurred on behalf of the Company by Parent totaled $4,389,451.

The Sublease, as amended, had an initial term through December 31, 2019 and automatically renews at the end of each term for an additional year unless notice of termination is given by the Company. Rent expense on the Sublease (included in the $4,389,451 above) was $292,305 for 2020. This number differs from rent expense in Note 6 due to straight line amortization in accordance with GAAP.

The Parent had a stock option plan under which employees of the Parent, consultants of the Company, and registered representatives of the Company may receive options to purchase shares of the Parent's stock. During 2020, options to purchase 93,200 shares of stock were issued to employees of the Parent, consultants of the Company and registered representatives of the Company. The Company has determined that compensation expense related to these stock options is immaterial.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. ("SFAI"). Additionally, the Company charged SFAI an administrative fee during 2020 of $13,956. As of December 31, 2020, the amount due from SFAI to the Company was $230,764.

The Company charges the costs of its insurance policies to the Parent for purposes of spreading allocable insurance premiums across the organization. The other affiliated companies are listed as covered under such policies. For 2020, $79,500 of premium expense was charged to the Parent for allocation to the affiliated entities.

SFA reimburses SFA Partners, Inc. ("SFAP"), a related party by common ownership for certain operating expenses incurred by SFAP on behalf of SFA. As of December 31, 2020, the amount due to SFAP was $25,762.

A family member of a senior vice president of the Company provides compliance services to the Company. During 2020, services provided to the Company totaled $1,788, and as of December 31, 2020 there was $0 due to the provider.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2020 follows:

Office and computer equipment	$ 100,480
Furniture and fixtures	14,741
Computer software	34,142
	149,363
Less accumulated depreciation	113,128
	$ 36,235

Depreciation expense associated with property and equipment was $43,236 in 2020.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2020 is summarized as follows:

October 2020, original principal balance $449,446 term note;
interest at 2.989%; 11 monthly installments of principal and
interest of $41,472; matures September 2021; unsecured $368,641

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current		
	Federal	$190,200
	State	57,800
Total		$248,000

The Company's provision for income taxes differs from applying the statutory U.S federal income tax rate to income taxes. The primary differences result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2020, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2017. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2020. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments and Contingencies

Effective January 1, 2019, the Company adopted ASU 2016-02, "Leases (Topic 842)". As of December 31, 2020, the Company had one Sublease with the Parent for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2019, with automatic annual renewals unless terminated. The Parent master lease has a maturity date of April 30, 2028. The Company has recorded a right-to-use asset and the corresponding lease liability based on the maturity of the Parent master lease.

The discount rate used in determining the lease liability for the Sublease was the Parent's long-term borrowing rate at January 1, 2019, 5.25%.

Total operating lease costs were $344,361 for the year ended December 31, 2020. The right of use asset, as presented on the Statement of Financial Condition, and the lease liability, were $1,894,176 and $2,021,508 as of December 31, 2020, respectively. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the Parent master lease.

Maturities of the lease liability as of December 31, 2020 were as follows:

2021	$ 309,075
2022	316,801
2023	324,722
2024	332,840
2025	341,161
2026	349,690
2027	358,432
2028	121,452
Total undiscounted lease payments	2,454,173
Discount effect of cash flows	432,665
Total lease liability	$2,021,508

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense for 2020 was $317,296.

The Company is subject to various claims and legal proceedings that have the potential to materially impact the Company. However, there are no current claims outstanding for which the Company believes will result in an unfavorable outcome or that what warrant further financial disclosure.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,498,126, which was $1,254,022 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 244% as of December 31, 2020.

Note 8: 2019 Novel Coronavirus

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 9: Supplemental Cash Flow Information

The Company paid $6,624 in interest and provided $248,000 for taxes to the Parent in 2020.

Supplemental Information

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

Total stockholder's equity	$	2,360,261
Deduct amounts not allowable for net capital:		
Commissions and other receivables		419,303
Prepaid expenses		406,597
Property and equipment		36,235
Total stockholder's equity qualified for net capital		1,498,126
Deductions:		
Other		-
Total deductions		-
Net capital	$	1,498,126
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	244,104
Excess net capital	$	1,254,022
Aggregate indebtedness	$	3,661,554
Percentage of aggregate indebtedness to net capital		244%

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus
Report as of December 31, 2020 and the calculation of net capital per the audited financial statements
as of December 31, 2020 of The Strategic Financial Alliance, Inc.



Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption From Rule 15c3-3 of the Securities and Exchange Commission, in which (a) The Strategic Financial Alliance, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraphs (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
March 5, 2021

The Strategic Financial Alliance, Inc.

Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):

    (i)   Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Strategic Financial Alliance, Inc."; and

    (ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

The Strategic Financial Alliance, Inc.

I, LaRee L Holloway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

LaRee L Holloway
Digitally signed by LaRee L Holloway
DN: cn=LaRee L Holloway, o=SFA, ou=Finance,
email=laree.holloway@thesfa.net, c=US
Date: 2021.03.05 15:21:33 -05'00'

LaRee L Holloway
Vice President & Chief Financial Officer
March 5, 2021



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by The Strategic Financial Alliance, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 220. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Elliott Davis, PLLC

Raleigh, North Carolina
March 5, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE
2200 CENTURY PARKWAY NE STE 500
ATLATNA, GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LaRee Holloway (678) 954-4000

2. A.	General Assessment (item 2e from page 2)	$19,851
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/28/20 Date Paid	(9,717)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	10,134
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$10,134

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $10,134

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE STRATEGIC FINANCIAL ALLIANCE
(Name of Corporation, Partnership or other organization)

LaRee L Holloway
Digitally signed by LaRee L Holloway
DN: cn=LaRee L Holloway, o=SFA, ou=Finance, email=laree.holloway@thesfa.net, c=US
Date: 2021.02.25 15:17:10 -05'00'
(Authorized Signature)

Dated the 25 day of February, 20 21.

VICE PRESIDENT & CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$31,891,110

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

10,032,876

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

67,197

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

190,149

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

8,360,335

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $6,624

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii)

6,624

Total deductions

18,657,181

2d. SIPC Net Operating Revenues

$13,233,929

2e. General Assessment @ .0015

$19,851

(to page 1, line 2.A.)

2